Exhibit 99.1

Kreit & Chiu CPA LLP

733 Third Avenue, Floor 16, #1014

New York, NY 10017

(949) 326-2727

December 31, 2025

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements made by Knorex Ltd. on its Form 6-K dated December 31, 2025. We agree with the statements concerning our Firm in such Form 6-K; we are not in a position to agree or disagree with other statements of Knorex Ltd. contained therein.

Sincerely,

/s/ Kreit & Chiu CPA LLP

Los Angeles, California